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                                                                      EXHIBIT 12

                            MAVERICK TUBE CORPORATION
                       RATIOS OF EARNINGS TO FIXED CHARGES

         The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (dollars in thousands):

                                                                                                   THREE MONTHS
                                                                                                       ENDED          YEAR ENDED
                                                     YEAR ENDED DECEMBER 31,                       DECEMBER 31,      SEPTEMBER 30,
                                         2003          2002          2001          2000                1999             1999
                                        -------       -------       -------       -------          ------------      -------------
Pretax income (loss)
  continuing operations                 $35,705       $ 6,163       $60,466       $33,463             $4,346           $ (5,445)
                                        =======       =======       =======       =======             ======           ========
Fixed Charges:
 Interest expense including
   amortized debt issuance costs          9,637         4,325         3,090         3,177                285              2,271
 Capitalized interest                       670           616         1,251         2,937                249                543
 Interest portion of rent
   expense (1)                            1,332         1,368         1,452         1,260                286              1,025
                                        -------       -------       -------       -------             ------           --------
Total Fixed Charges                     $11,639       $ 6,309       $ 5,793       $ 7,374             $  820           $  3,839

Plus: Amortization of
 capitalized interest                       380           380           380           380                 46                168
Less: Capitalized interest                  670           616         1,251         2,937                249                543
                                        -------       -------       -------       -------             ------           --------

Earnings (loss)                         $47,054       $12,236       $65,388       $38,280             $4,963           $ (1,981)
                                        =======       =======       =======       =======             ======           ========

Ratio of Earnings to Fixed
 Charges (2)                                4.0           1.9          11.3           5.2                6.1                N/A

Deficiency in Earnings (3)                  N/A           N/A           N/A           N/A                N/A           $  5,820

(1) Calculated as one-third of rent expense, which is a reasonable approximation of the interest factor.

(2) This ratio is computed by dividing the earnings by the total fixed charges for the applicable period. Earnings is defined as pre-tax income from continuing operations, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges represent total interest charges (including capitalized interest), capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

(3) Due to the pretax losses for the year-ended September 30, 1999, the ratio coverage was less than 1:1.